VERTICAL BRANDING, INC.

16000 Ventura Blvd

Suite 301

Encino, CA 91436

Telephone (818) 926-4900

Facsimile (818) 926-4885

February 5, 2008

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Howard Efron

RE:

Vertical Branding, Inc.

Form 10-KSB for the fiscal year ended December 31, 2006

Response Letter to Comments Dated September 26, 2007

File No. 0-31667

Dear Mr. Efron,

On behalf of Vertical Branding, Inc., a Delaware corporation (the “Company or VBI”), I hereby transmit via Edgar Correspondence, our responses to the Commission’s letter dated September 26, 2007.

The Commission issued a comment letter dated September 26, 2007 based upon the Commission’s review of the Company’s Form 10-KSB for the fiscal year ended December 31, 2006. The following consists of the Company’s responses to the Commission’s comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

1.

We note that you have reflected the receipts from the sale of a 65 acre parcel of undeveloped land in Hunter Highlands as cash flows provided by operating activities during the year ended December 31, 2006. Further, you have previously disclosed to us that you considered this property to be a long-term “raw material inventory” that was either to be developed or sold based on future conditions. Please demonstrate to us that you have a history of conducting property development activities or restate your financial statements to treat receipts from the sale of property as cash flows from investing activities and reclassify the income statement to show the gain on sale as non-operating. Reference is made to paragraph 16c of SFAS 95 which states that receipts from the sales of property are to be treated as cash flows from investing activities.

Response:

 The Company has a history of development projects, however, with the amount of land inventory and available development opportunities due to market conditions, the history of projects has been sporadic. The most recent development project was the conversion of an abandoned office building into townhouses at the Company’s Hunter Highlands property. The development project commenced in March 2003 and was completed in July 2004 when the final townhouse unit was sold. The basis of the property prior to construction was approximately $490,000. The Company incurred additional construction and selling costs of approximately $170,000. The Company received $702,000 from the sale of the townhouse units.

The Company’s management evaluated its options in making the decision whether to sell or develop both the abandoned office building as well as the 65 acre parcel. The current and expected market conditions, return on investment, financing options, and the over-all finances of the company were considered in the decision making process. An investment partner in the development of the 65 acre parcel was identified and projections were prepared. Based on the available information, the Company made the decision to sell the property.

The Company takes the position that it is in the business of holding property for either development and/or sale. The Company considers the sale of undeveloped property as a sale of its inventory and would be considered an operating activity. Paragraph 16c of SFAS 95 states the sales of property, plant, and equipment and other productive assets are to be treated as cash flows from investing activities. The 65 acre parcel is not a productive asset as inferred by the definition of Paragraph 16c of SFAS 95. Paragraph 15 of SFAS 95 states that investing activities include…..property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory). Since the 65 acre parcel is not a productive asset and is considered part of the Company’s real estate inventory, it would be inappropriate to classify the sale as an investing activity.

Notes to Consolidated Financial Statements

3. Significant Accounting Policies

Revenue Recognition, page F-12

2.

 Please tell us and disclose the separate amounts established for discounts to customers, estimated returns and allowances and other adjustments and whether or not any change in estimate occurred for the periods presented within your transactional marketing business. Please provide similar information for estimated returns and other promotion allowances recorded in your retail distribution segment.

 Response:

The disclosures for the amount included in the financial statements for estimated returns and promotional allowances follows:

	Year ended December 31, 2006	Year ended December 31, 2005
Transactional Marketing:
Estimated returns	$1,748,837	$1,020,499
Discounts	-	-
Other allowances	-	-
Total	$1,748,837	$1,020,499

Retail Distribution:
Estimated returns	$95,243	N/A
Discounts	53,923	N/A
Other allowances	17,600	N/A
Total	$166,766	$-

The estimate is based on applying historical percentages of returns and promotional allowances to current sales by product. When facts and circumstances warrant, consideration is also given to specific customer balances, as well as other events that may affect the estimate. No change in estimate occurred for the periods presented. As an SB filer we do not believe that that we are required to include the above disclosures in our 10-KSB filing.

Real Estate Held for Rental, Development and Sale, page F-13

3.

Based upon your disclosures, we note that the only remaining asset within your real estate segment is your 49% interest in Gateway Granby, LLC. This LLC has been consolidated based upon voting control over the LLC where the business of the LLC is ownership and operation of an office building in East Granby, Connecticut. Given that the space in the office building is being leased out, it does not appear to us that this property is currently held for sale based upon the disclosures made in this filing. Please tell us how you have met all of the criteria in paragraph 30 of SFAS 144 to be able to achieve held for sale status on this property or revise your policy disclosure for the carrying value of your real estate (your policy should not give consideration to “costs to sell” if this remaining asset is not held for sale). Additionally, please disclose your policy for determining the amount of impairment expense, if any, that is required to be taken on your real estate property.

Response:

The caption that the Company used in its balance sheet presentation “Real estate held for rental, development and sale” includes the words “and sale” because of management’s decision to sell its property when market indications exist to do so. The caption was not meant to be included in the criteria of assets held for sale under paragraph 30 of SFAS 144. The wording used is management’s description of its possible intentions, however, it is in conflict with the phrase “held for sale” as defined in paragraph 30 of SFAS 144. The Company will refrain from using the term “held for sale” unless it does meet the criteria of paragraph 30 of SFAS 144. Effective with the 10-QSB filed for the quarter ended September 30, 2007, the caption has been changed from “Real estate held for rental, development and sale” to “Office building, net”.

The carrying value of real estate will no longer give consideration to “costs to sell” unless the asset meets the criteria  as defined in paragraph 30 of SFAS 144. Our policy disclosure for the carrying value of real estate will be modified prospectively in future filings.  The policy for determining the amount of impairment expense, if any, follows:

Properties are reviewed for impairment whenever events or circumstances give rise to question cash flows and current fair values or other indications that their carrying value may not be recoverable. The Company evaluates impairment on its real estate holdings when events give rise to question cash flows and current fair values.  When such events or circumstances arise, an estimate of the future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset's carrying value to determine if impairment exists pursuant to the requirements of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".  If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value.  Assets to be disposed of are reported at the lower of its carrying value or net realizable value. The policy for determining the amount of impairment expense will be disclosed prospectively in future filings.

The Company’s quarterly report filed on form 10Q-SB for the period ended September 30, 2007 includes these modified disclosures.

Retail Distribution Network, page F-14

4.

Please clarify to us the amount of intangible assets capitalized in connection with the Adsouth acquisition. Specifically, distinguish between customer lists, customer contracts and the related customer relationships and non-contractual customer relationships. For each of the three categories, please tell us the estimated useful life, how management determined the estimated useful life, and the method of amortization. Please note that the estimated useful lives should be the time period where as the specific intangible asset is anticipated to contribute to cash flows and not the average useful life used by other public registrants. Within your response please tell us how you have determined that the straight-line method of amortization best reflects the pattern in which the economic benefits of the intangible assets are consumed or why you are unable to determine this. Given the nature of the intangible assets it appears that the accelerated method of amortization will result in the most appropriate and systematic allocation unless the estimated useful life is shortened to assure that the difference between the straight-line and accelerated method is immaterial.

Response:

The Company has not made a distinction between customer lists, customer contracts and the related customer relationships and non-contractual customer relationships (“Acquired Customer Relationships”) because it would be impractical to do so. It is not practical to segregate each component because they are all reliant upon each other. The Company acquired as an aggregate unit, the Acquired Customer Relationships.

In accordance with paragraph 12 of SFAS No. 142, “a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.”  The intangible asset acquired consists of a customer list and vendor relationships that typically last for many years, not a consumer list that has changing demographics and drops off rapidly over a short time period. Since the precise length of useful life is not known, management has determined that 10 years is the best estimate based on industry norms and standards. We believe that that the nature of the acquired customers is to maintain long term relationships with its vendors. We determined that a10 year life would be an appropriate life.

In addition paragraph 12 of SFAS No. 142 states: “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”  Since the pattern cannot be reliably determined, the straight-line method of amortization is used. We are unable to determine the pattern in which the economic benefits of the intangible assets are consumed because we can not estimate the pattern in which we will derive revenues from the acquired customers. We do anticipate that the revenues will increase as we develop and offer more products to these customers. In that case, an accelerated method of amortization would result in an inverse relationship to the pattern in which the economic benefits of the intangible assets are consumed.

Goodwill, page F-14

5.

You have disclosed to us that you would not impair goodwill upon the sale of your interests in Gateway Granby, LLC or its underlying property. Please clarify this position to us as it appears to us that the only remaining assets held by the Company from the MFC acquisition are your interest in Gateway Granby, LLC and goodwill. Additionally, it appears that these assets comprise a reporting unit for goodwill impairment analysis under paragraphs 19 to 22 of SFAS 142. Therefore, upon sale of your interest in Gateway Granby, LLC or the underlying property, you would be required to remove the goodwill from you books through either a loss on sale or an impairment. Given that these assets appear to be a reporting unit under SFAS 142, please revise your goodwill disclosure on page F14 to be consistent with this guidance. Lastly, please tell us why you look to the market value of VBI stock in order to determine if an impairment loss is required on your real estate reporting unit as VBI stock value does not appear to be a relevant factor at the reporting unit level.

Response:

Our interest in Gateway Granby, LLC (“Granby”) is the only remaining tangible asset held by the Company from the MFC acquisition. A portion of the acquisition price of MFC was allocated to Granby at the time of the acquisition. None of the goodwill was allocated to Granby. However, as discussed above in response number 3, Granby is tested for impairment under the requirements of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The value that the Company received from the acquisition of MFC was to be able to finance its growth through the equity transactions of MFC. The Company acquired MFC for the reason of it being an ongoing public company with a history of operations. The Company is more attractive to investors because there was management and infrastructure in place that had the experience of operating a public company with operations. There would be no impact on the Company’s ability to raise capital if it ceased operating Granby any time after the acquisition, however, there would be a negative impact on the Company’s ability to raise capital if it was no longer a public company.

Since the acquisition in November 2005, MFC’s status as public company has enabled the Company to raise: (1) $2,410,000 through the issuance of Series A convertible stock and warrants to purchase common stock, (2) $5,775,400 from the issuance of convertible debt and warrants to purchase common stock, and (3) $4,000,000 through the issuance of 6,666,667 shares of common stock and warrants to purchase common stock. In addition, the Company issued 5,500,000 shares of common stock as a portion of the purchase price for its retail distribution network. The Company’s current and future cash flow is dependent on these transactions as well as future equity investments. The Company continues to maintain its position that the goodwill it recorded from the acquisition of MFC is attributable to its status as a public company and the benefits received from the history of issuing publicly traded securities.

The Granby property was only a part of MFC’s operating history, therefore, the sale of Gateway Granby, LLC or its underlying property should not require the impairment of goodwill. An impairment of Goodwill will be recognized in accordance with paragraphs 19 through 25 of SFAS 142. To determine if an impairment loss should be recognized, we: (i) compared the fair market value of the shares that were issued to the former owners of WWE at the balance sheet date with the fair market value of those shares at the date of acquisition, and (ii) analyzed the present value of future cash flows that we will derive from the WWE reporting entity. Based on our conclusions from both tests, we have determined that no impairment is required.

Embedded Derivative Liabilities, pages F-14 to F-15

6.

Please provide additional information to us that clarifies management’s position that one can conclude under EITF 00-19 that there are sufficient shares outstanding to settle the conversion feature of the Gottbetter financing and sufficient shares to settle all other commitments that may require the issuance of stock. It would appear based upon the provisions of EITF 00-19 that all commitments to issue stock needs to be considered in determining whether there are sufficient shares outstanding and that one is unable to arrive at differing conclusions for the shares underlying the Gottbetter financing and for shares underlying all other commitments. As such, it appears that all your commitments to issue common shares require derivative treatment in accordance with SFAS
133. Please revise your financial statements or provide additional information as requested.

Response:

According to EITF 00-19, paragraph 9(d): "reclassification of contracts with the latest inception date or maturity date first".

The Gottbetter financing consisted of two closings (August and Sept). Prior to the Gottbetter financing, the Company had sufficient authorized shares to meets its equity obligations. Our interpretation of paragraph 11 of EITF 00-19 is that we can sequence the contracts that would require reclassification in the event that there is an insufficient amount of authorized shares available to share settle all contracts. Under section (d) of paragraph 11 “reclassification of contracts with the latest inception or maturity date first”, we would only classify obligations resulting from the Gottbetter transaction as a derivative liability (latest inception date). Accordingly, only the warrant attributable to the Gottbetter financing would be classified as a derivative liability and under our interpretation of sequencing contracts, there would be sufficient shares to settle all other commitments that may require the issuance of stock. Our policy for reclassification has been applied on a systematic, rational and consistent basis.

Exhibit 31.1 and 31.2

7.

 We note that you have made several modifications to the exact form of the required certifications including a change to the required phrase “Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision . . .” in paragraph 4a, a change to the term “internal control over financial reporting “to “internal controls” in paragraph 5 and replacing the word “small business issuer” with “registrant” in paragraphs 3, 4 and 5. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-l4(a) and 15d- 14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. Additionally, please modify your disclosure in Item 8A. Controls and Procedures to clarify that the evaluation of disclosure controls and procedures were determined to be effective as of the end of the period covered by your report in accordance with Item 307 of Regulation S-B and for consistency with paragraph 4b of your certification.

Response:

The Company will refrain from modifying the certifications in all future filings. Additionally, in all future filings, the disclosure in Item 8A. Controls and Procedures will clarify that the evaluation of disclosure controls and procedures were determined to be effective as of the end of the period covered by our report in accordance with Item 307 of Regulation S-B and for consistency with paragraph 4b of our certification.

* * * *

The Company makes the following statement in connection to our response acknowledging that:

the company is responsible for the adequacy and accuracy of the disc1osure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

 If you have any questions or further comments, please do not hesitate to contact the undersigned at (818) 926-4900- or via email at victor@verticalbranding.com.

Very truly yours,

By:	/s/ Victor Brodsky
Victor Brodsky
Vice President & Chief Financial Officer